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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 7)*

                                ADMINISTAFF, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00 7094105
          ------------------------------------------------------------
                                 (CUSIP Number)

                             LOUISE M. PARENT, ESQ.
                            AMERICAN EXPRESS COMPANY
                             AMERICAN EXPRESS TOWER
                             WORLD FINANCIAL CENTER
                                200 VESEY STREET
                            NEW YORK, NEW YORK 10285
                                 (212) 640-5789
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 12, 2001
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -----------------------
CUSIP No. 00 7094105
- -----------------------

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          American Express Travel Related Services Company, Inc.
          I.R.S. Identification No. 13-3133497

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) | |
                                                                  (b) |X|
      3


      4   SOURCE OF FUNDS*

          WC

      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

          NA

      6   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of New York

                               7   SOLE VOTING POWER
                                   4,717,282

       NUMBER OF SHARES        8   SHARED VOTING POWER
   BENEFICIALLY OWNED BY           0
       EACH REPORTING
           PERSON              9   SOLE DISPOSITIVE POWER
            WITH                   4,717,282

                              10   SHARED DISPOSITIVE POWER
                                   0

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,717,282

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                    |_|

      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%

      14  TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -----------------------
CUSIP No. 00 7094105
- -----------------------

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          American Express Foundation
          I.R.S. Identification No. 13-6123529

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) | |
                                                                  (b) |X|
      3


      4   SOURCE OF FUNDS*

          NA

      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

          NA

      6   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of New York

                               7   SOLE VOTING POWER
                                   0

       NUMBER OF SHARES        8   SHARED VOTING POWER
   BENEFICIALLY OWNED BY           0
       EACH REPORTING
           PERSON              9   SOLE DISPOSITIVE POWER
            WITH                   0

                              10   SHARED DISPOSITIVE POWER
                                   0

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                    |_|

      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

      14  TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 7 (this "Amendment") amends and supplements the
Schedule 13D originally filed on February 6, 1998, as amended (the "Schedule"), by American Express Travel Related Services Company, Inc. ("TRS") and American Express Foundation (the "Foundation") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Administaff, Inc, a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule. This Amendment is filed to correct certain calculation errors reflected in Amendment No. 6 to the Schedule, filed March 16, 2001.

          Items 3, 4, 5 and 6 of the Schedule are hereby amended and supplemented replacing the last five paragraphs thereof with the following:

          "On February 28, 2001, TRS exercised Warrants to purchase 800,000 shares of Common Stock at an exercise price of $20.00 per share.

          On March 12, 2001, the Issuer purchased (1) from TRS the TRS Purchased Shares pursuant to the TRS Purchase Agreement and (2) from the Foundation the Foundation Purchased Shares pursuant to the Foundation Letter Agreement. The Purchase Price was $24.4629 per share.

          Currently, TRS beneficially owns in the aggregate 4,717,282 shares of Common Stock, representing approximately 14.9% of the Issuer's outstanding shares of Common Stock, and the Foundation beneficially owns no shares of Common Stock. Because the Foundation no longer beneficially owns any shares of Common Stock, this Amendment will be the last filing by the Foundation with respect to the Issuer on this Schedule.

          The foregoing percentages are based on the information contained in the Issuer's most recent annual report on Form 10-K, filed on March 16, 2001, which indicates that, as of March 12, 2001, 27,443,699 shares of Common Stock were outstanding. The share numbers and percentages in this Amendment give effect to the 2-for-1 stock split of the Common Stock effected by the Issuer as of October 16, 2000."

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to American Express Travel Related Services Company, Inc. is true, complete and correct.

Dated:  April 2, 2001

                                               AMERICAN EXPRESS TRAVEL RELATED
                                               SERVICES COMPANY, INC.

                                               By: /s/ Stephen P. Norman
                                                  ----------------------------
                                               Name:  Stephen P. Norman
                                               Title: Secretary

                                               AMERICAN EXPRESS FOUNDATION.

                                               By: /s/ David L. Yowan
                                                  ----------------------------
                                               Name:  David L. Yowan
                                               Title: Treasurer